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Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2012	Commission File Number: 1-15142

NORTH AMERICAN PALLADIUM LTD.
(Name of Registrant)

200 Bay Street
Royal Bank Plaza, South Tower
Suite 2350
Toronto, Ontario
Canada M5J 2J2
(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐        Assigned    File No.                                                     No     ☒

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

This report on Form 6-K is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (File No. 333-13766) and North American Palladium's registration statement on Form F-10 (File No. 333-164512).

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.
Date: April 4, 2012
	By:	/s/ TRENT MELL Trent C. A. Mell Vice President, Corporate Development, General Counsel & Corporate Secretary

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Annual Meeting of Shareholders dated March 28, 2012
99.2	Management Information Circular dated March 28, 2012
99.3	Form of Proxy

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SIGNATURES
EXHIBIT INDEX